UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2017

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: May 9, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD FIRST QUARTER 2017 RESULTS

Reports record first quarter revenues of $30.8 million, up 26% year-over-year; 13% operating margin;
Continued strength expected in Q2; revenue guidance of $33-34 million, ~23% year-over-year growth

MIGDAL HAEMEK, Israel – May 9, 2017 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended March 31, 2017.

Highlights of the First Quarter 2017
•	Revenues of $30.8 million, ahead of guidance and a 26% year-over-year increase;
•	GAAP operating income of $3.9 million (12.6% margin); non-GAAP operating income of $4.0 million (13.0% margin);
•	GAAP net income of $3.3 million; non-GAAP net income of $3.4 million;
•	Strong operating cash flow of $5.9 million;
•	Second quarter revenue guidance of $33-34 million represents 23% year-over-year growth at the mid-point;

Rafi Amit, Camtek’s CEO, commented, “This is an excellent start to 2017, which demonstrates we are executing well on our strategy and plans. Our results mark the best quarter in our history from the revenue standpoint, with exceptionally strong cash flow and a multi-year high in margins. Our solid performance was driven by strength across all our business parts, and the advanced packaging market in particular that remains one of the fastest growing segments of the semiconductor capital equipment space.”

Added Mr. Amit, “Looking ahead, our business environment remains very positive. The outlook for the second quarter is for continued growth with revenues between $33-34 million. All signs point to another year of strong performance for Camtek.”

First Quarter 2017 Financial Results

Revenues for the first quarter of 2017 were $30.8 million. This compares to first quarter 2016 revenues of $24.5 million, a growth of 26% and prior quarter revenues of $29.3 million, an increase of 5%.

Gross profit on a GAAP basis in the quarter totaled $14.8 million (48.2% of revenues), compared to $10.3 million (42.2% of revenues) in the first quarter 2016 and $13.4 million in the prior quarter (45.7% of revenues).

Gross profit on a non-GAAP basis in the quarter totaled $14.8 million (48.2% of revenues), compared to $10.3 million (42.3% of revenues) in the first quarter 2016. The variance in the gross margin is a function of the specific product and sales mix in the quarter and was unusually high in the current quarter.

Operating profit on a GAAP basis in the quarter totaled $3.9 million (12.6% of revenues), compared to an operating income of $0.4 million (1.5% of revenues), in the first quarter 2016.

Operating profit on a non-GAAP basis in the quarter totaled $4.0 million (13.0% of revenues), compared to $0.5 million (1.8% of revenues), in the first quarter 2016.

Net income on a GAAP basis in the quarter totaled $3.3 million, or $0.09 per diluted share. This compares to a net income of $24 thousand, or $0.00 per diluted share, in the first quarter 2016.

Net income on a non-GAAP basis in the quarter totaled $3.4 million, or $0.10 per diluted share. This compares to net income of $0.2 million, or $0.01 per diluted share, in the first quarter 2016.

Cash, cash equivalents, short and long-term restricted deposits, as of March 31, 2017 were $24.3 million compared to $19.7 million as of December 31, 2016. The Company reported a positive operating cash flow of $5.9 million during the quarter.

Conference Call

Camtek will host a conference call today, May 9, 2017, at 9:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, VP, head of the Semiconductors Division will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US: Israel: International:	1 888 407 2553 03 918 0610 +972 3 918 0610	at 9:00 am Eastern Time at 4:00 pm Israel Time

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers' latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude:(i) revaluation of liabilities with respect to the acquisition of Printar; and (ii) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2017	2016
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	24,277	19,740
Trade accounts receivable, net	34,687	36,000
Inventories	29,250	25,448
Due from affiliated companies	147	77
Other current assets	3,470	2,747
Deferred tax asset	894	894
Total current assets	92,725	84,906

Fixed assets, net	15,471	14,109

Long term inventory	2,024	2,107
Deferred tax asset	3,283	3,283
Other assets, net	270	270
Intangible assets, net	817	865

	6,394	6,525

Total assets	114,590	105,540

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	15,583	12,983
Other current liabilities	21,208	18,322
Total current liabilities	36,791	31,305

Long term liabilities
Liability for employee severance benefits	1,020	870
	1,020	870
Total liabilities	37,811	32,175
Commitments and contingencies
Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31 2017 and at December 31, 2016;
37,440,552 issued shares at March 31, 2017 and at December 31, 2016;
35,348,176 shares outstanding at March 31, 2017 and at December 31, 2016	148	148
Additional paid-in capital	76,578	76,463
Retained earnings (losses)	1,951	(1,348)
	78,677	75,263
Treasury stock, at cost (2,092,376 as of March 31, 2017 and December 31, 2016)	(1,898)	(1,898)
Total shareholders' equity	76,779	73,365
Total liabilities and shareholders' equity	114,590	105,540

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	U.S. dollars
Revenues	30,782	24,458	109,523
Cost of revenues	15,951	14,130	60,638
Reorganization and impairment	-	-	4,931

Gross profit	14,831	10,328	43,954

Research and development costs	4,352	3,982	15,896
Selling, general and administrative expenses	6,604	5,974	25,501
Reorganization and impairment	-	-	(4,059)

Total operating expenses	10,956	9,956	37,338

Operating income	3,875	372	6,616

Financial expenses, net	(225)	(232)	(994)

Income before tax expenses	3,650	140	5,622

Income tax (expense)	(351)	(116)	(888)

Net income	3,299	24	4,734

Earnings per ordinary share:

Basic	0.09	0.00	0.13

Diluted	0.09	0.00	0.13

Weighted average number of ordinary
shares outstanding:

Basic	35,348	35,348	35,348

Diluted	35,475	31,163	35,376

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	3,299	24	4,734

Effect of FIT reorganization (1)	-	-	872
Acquisition of Sela and Printar related expenses (2)	-	90	183
Share-based compensation	114	79	429
Non-GAAP net income	3,423	193	6,218

Non –GAAP net income per share, basic and diluted	0.10	0.01	0.18

Gross margin on GAAP basis	48.2%	42.2%	40.1%
Reported gross profit on GAAP basis	14,831	10,328	43,954

Effect of FIT reorganization (1)	-	-	4,931
Share-based compensation	10	7	42
Non- GAAP gross margin	48.2%	42.3%	44.7%
Non-GAAP gross profit	14,841	10,335	48,927

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	3,875	372	6,616
Effect of FIT reorganization (1)	-	-	872
Share-based compensation	114	79	429
Non-GAAP operating income	3,989	451	7,917

(1)
During the year ended December 31, 2016, the Company recorded reorganization costs with regard to the FIT activities of  $0.9 million, consisting of: (1) inventory and fixed asset write-offs of $4.9 million, recorded under cost of revenues line item; (2) other expenses of $0.1 million, recorded under cost of revenues line item; (3) fixed asset write-offs of $0.7 million, recorded under operating expenses; (4) other expenses of $0.2 million, recorded under operating expenses; and (5) income from write-off of liabilities to OCS $5.0 million, recorded under operating expenses.

(2)
During the three month period ended March 31, 2016 and the year ended December 31, 2016, the Company recorded acquisition expenses of $0.1million and $0.2 million, respectively, consisting of revaluation adjustments of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item.